SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 14d-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 3)


                          Sycamore Networks, Inc.
                     (Name of Subject Company (Issuer))


                          Sycamore Networks, Inc.
                     (Name of Filing Person (Offeror))


Options under the Sycamore Networks, Inc. 1999 Stock Incentive Plan, as Amended,
     the Sycamore Networks, Inc. 1998 Stock Incentive Plan, as Amended, and the Sirocco Systems, Inc. 1998 Stock Option Plan to Purchase Common Stock, Par Value $.001 Per Share,
            Having an Exercise Price Per Share of $7.25 or More
                       (Title of Class of Securities)


                                871206 10 8
                   (CUSIP Number of Class of Securities)
                         (Underlying Common Stock)


                             Frances M. Jewels
                          Sycamore Networks, Inc.
                              150 Apollo Drive
                            Chelmsford, MA 01824
                               (978) 250-2900
        (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of Filing Person)

                                  Copy to:

                             Margaret A. Brown
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                              Boston, MA 02108
                         Telephone: (617) 573-4800
                         Facsimile: (617) 573-4822



                         CALCULATION OF FILING FEE

=============================================================================

          Transaction Valuation*                    Amount of Filing Fee
-----------------------------------------------------------------------------

              $102,293,765                               $20,459
=============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 24,961,963 shares of common stock of Sycamore Networks, Inc. having an aggregate value of $102,293,765 as of May 16, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of this transaction.


|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $20,459         Filing Party:  Sycamore Networks, Inc.
Form or Registration No.:  Schedule TO   Date Filed:  May 18, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         |_|      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


                           INTRODUCTORY STATEMENT

       This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on May 18, 2001, as amended to date (the "Schedule TO"), relating to our offer to exchange all options outstanding under the Company's 1999 Stock Incentive Plan, as amended (the "1999 Incentive Plan"), the Company's 1998 Stock Incentive Plan, as amended (the "1998 Incentive Plan"), and the Sirocco Systems, Inc. 1998 Stock Option Plan (the "Sirocco Plan," and together with the 1999 Incentive Plan and the 1998 Incentive Plan, the "Plans") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), having an exercise price of $7.25 or more (the "Eligible Options") for, except as provided below, (1) unvested shares of restricted Common Stock granted under the 1999 Incentive Plan ("Restricted Stock") and (2) new options to purchase shares of Common Stock to be granted under the 1999 Incentive Plan ("New Options"), upon the terms and subject to the conditions described in the Offer to Exchange dated May 18, 2001 and filed as exhibit (a)(1) to the Schedule TO and the related Letter of Transmittal (the Offer to Exchange and the Letter of Transmittal, as they may be amended from time to time, are together referred to as the "Offer"). Any employee who is a tax resident of Canada, France, Germany, Japan, Spain, Sweden, Switzerland or the United Kingdom who is eligible to participate in the offer to exchange may choose to receive in exchange for any Eligible Options tendered by the employee, in lieu of receiving restricted stock and new options as described above, New Options exercisable for the number of shares of Common Stock equal to the total number of shares of Common Stock subject to the Eligible Options tendered by the employee and accepted for exchange, upon the terms and subject to the conditions described in the Offer.

Item 2.  Subject Company Information.

         (b)  Securities.

         This Schedule TO relates to an offer by the Company to exchange all Eligible Options for, except as provided below, (1) Restricted Stock and (2) New Options to be granted under the 1999 Incentive Plan, upon the terms and subject to the conditions described in the Offer. As of May 16, 2001 there were options to purchase 24,961,963 shares of the Company's Common Stock outstanding and eligible to be exchanged in this offer. Each employee who is a tax resident of the United States, Argentina, Brazil, Hong Kong or Korea who tenders Eligible Options that are accepted for exchange will receive shares of Restricted Stock equal to one-tenth (1/10) of the number of shares subject to the employee's Eligible Options accepted for exchange (rounded up to the nearest whole share) and New Options to purchase the number of shares of Common Stock equal to nine-tenths (9/10) of the number of shares of Common Stock subject to the employee's Eligible Options accepted for exchange (rounded down to the nearest whole share).

         Each employee who is a tax resident of Canada, France, Germany, Japan, Spain, Sweden, Switzerland or the United Kingdom who tenders Eligible Options that are accepted for exchange will receive, at the employee's election, either (1) New Options exercisable for the number of shares of Common Stock equal to the total number of shares subject to the employee's Eligible Options that are accepted for exchange or (2) shares of Restricted Stock equal to one-tenth (1/10) of the number of shares subject to the employee's Eligible Options accepted for exchange (rounded up to the nearest whole share) and (2) New Options to purchase the number of shares of Common Stock equal to nine-tenths (9/10) of the number of shares of Common Stock subject to the employee's Eligible Options accepted for exchange (rounded down to the nearest whole share). The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction,"
section 1 ("Number of Shares of Restricted Stock and New Options; Expiration Date"), section 5 ("Acceptance of Options for Exchange and Grant of Restricted Stock and New Options") and section 8 ("Source and Amount of Consideration; Terms of Restricted Stock and New Options") is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)            Offer to Exchange dated May 18, 2001.

(a)(2)            Letter of Transmittal.

(a)(3)            Letter to Eligible Option Holders.*

(a)(4)            Form of Letter to Tendering Option Holders.*

(a)(5) E-mail communication to Sycamore Networks, Inc. Employees dated May 18, 2001.*

(a)(6)            Form of Personnel Option Status schedule.*

(a)(7)            Form of E-mail confirmation to Tendering Option Holders.*

(a)(8)            Form of Irrevocable Standing Order to Sell Shares.*

(a)(9) Sycamore Networks, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

(a)(10) Sycamore Networks, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended January 27, 2001, filed with the Securities and Exchange Commission on March 13, 2001 and incorporated herein by reference.

(a)(11) E-mail communication to Sycamore Networks, Inc. Employees dated June 5, 2001.

(b)               Not applicable.

(d)(1) Sycamore Networks, Inc. 1998 Stock Incentive Plan, as amended.*

(d)(2) Sycamore Networks, Inc. 1999 Stock Incentive Plan, as amended.*

(d)(3)            Sirocco Systems, Inc. 1998 Stock Option Plan.*

(d)(4) Form of New Option Agreement pursuant to the Company's 1999 Stock Incentive Plan.*

(d)(5) Form of Restricted Stock Agreement pursuant to the Company's 1999 Stock Incentive Plan.*

(d)(6) Second Amended and Restated Investor Rights Agreement dated February 26, 1999, as amended by Amendment No. 1 dated as of July 23, 1999.*

(d)(7) Amendment No. 2 dated as of August 5, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.*

(d)(8) Amendment No. 3 dated as of September 20, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.*

(d)(9) Amendment No. 4 dated as of February 11, 2000 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.*

(g)               Not applicable.

(h)               Not applicable.


*  Previously filed.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                         SYCAMORE NETWORKS, INC.

                                         By:  /s/ Frances M. Jewels
                                            ----------------------------
                                         Name:    Frances M. Jewels
                                         Title:   Chief Financial Officer,
                                                  Vice President, Finance and
                                                  Administration,
                                                  Treasurer and Secretary


Date:  June 5, 2001



                             INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION OF EXHIBIT

(a)(1)            Offer to Exchange dated May 18, 2001.

(a)(2)            Letter of Transmittal.

(a)(3)            Letter to Eligible Option Holders.*

(a)(4)            Form of Letter to Tendering Option Holders**

(a)(5) E-mail communication to Sycamore Networks, Inc. Employees dated May 18, 2001.*

(a)(6)            Form of Personnel Option Status schedule.*

(a)(7)            Form of E-mail confirmation to Tendering Option Holders.*

(a)(8)            Form of Irrevocable Standing Order to Sell Shares. *

(a)(9) Sycamore Networks, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

(a)(10) Sycamore Networks, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended January 27, 2001, filed with the Securities and Exchange Commission on March 13, 2001 and incorporated herein by reference.

(a)(11) E-mail communication to Sycamore Networks, Inc. Employees dated June 5, 2001.

(b)               Not applicable.

(d)(1) Sycamore Networks, Inc. 1998 Stock Incentive Plan, as amended.*

(d)(2) Sycamore Networks, Inc. 1999 Stock Incentive Plan, as amended.*

(d)(3)            Sirocco Systems, Inc. 1998 Stock Option Plan.*

(d)(4) Form of New Option Agreement pursuant to the Company's 1999 Stock Incentive Plan.*

(d)(5) Form of Restricted Stock Agreement pursuant to the Company's 1999 Stock Incentive Plan.*

(d)(6) Second Amended and Restated Investor Rights Agreement dated February 26, 1999, as amended by Amendment No. 1 dated as of July 23, 1999.*

(d)(7) Amendment No. 2 dated as of August 5, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.*

(d)(8) Amendment No. 3 dated as of September 20, 1999 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.*

(d)(9) Amendment No. 4 dated as of February 11, 2000 to the Second Amended and Restated Investor Rights Agreement dated February 26, 1999.*

(g)               Not applicable.

(h)               Not applicable.

*  Previously filed.